Mail Stop 0303

April 18, 2005

By facsimile (206) 623-7022 and U.S. Mail

William Gleeson, Esq.
Preston Gates Ellis LLP
925 Fourth Avenue Suite 2900
Seattle, Washington 98104-1158

		RE:	Alaska Air Group, Inc.
			Preliminary Proxy Statement on Schedule 14A
			Amendment No. 1
			File No. 001-08957
			Filed April 4, 2005

Dear Mr.Gleeson:

We have reviewed your filing and have the following comments.

Letter to Stockholders

   1. We note your response to comment 3. Because a solicitation in opposition exists, however, the letter to Stockholders should be amended to state that the execution of your proxy card will revoke any previously executed proxies and to clarify that security holders may revoke previously executed proxies by voting in person at the meeting. You may wish to use a cross reference to provide stockholders with more detailed information.

Questions and Answers, page 3
Why am I receiving this annual meeting information and proxy?
Page 3

   2. We note your response and the related disclosure concerning the steps that a nominee security holder must take in order to vote his or her shares. Please expand the disclosure to explain the purpose of a legal proxy and the steps the security holder should take in order to obtain a legal proxy.

What if I change my mind after I submit my proxy? Page 3

   3. Please revise to clearly describe how a verbal, or telephonic, proxy may revoke an earlier writing, or advise.

How many votes must each of the stockholder proposals receive in order to pass?

4. Please revise the proxy statement to include the substance of the analysis provided in response to prior comment 11. In particular, summarize the security holders must amend the certificate of incorporation in order to change the Board`s purview in this area.

Proxy Card

   5. Revise each of the security holder proposals on the proxy card and the voting instruction form to provide a clearly designated box, identical to those provided for proposal 1, so that security holders may choose to vote for, against or abstain for each proposal.

Closing Comment

      Please revise the filing in response to these comments. Provide a cover letter keying your responses to these comments, and file that letter electronically. Please provide any requested supplemental information. If you believe that complying with the comments is not appropriate, tell us why in your letter. We may have comments after reviewing your revised materials and your responses. Please direct questions to me at (202) 942-1762.

Sincerely,


Julia E. Griffith
Special Counsel
Office of Mergers and Acquisitions